No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2020

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On November 6, 2020, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal second quarter and fiscal half year ended September 30, 2020.

Exhibit 2:

Honda Motor Co., Ltd. (the “Company”) revises its forecast for consolidated financial results for the fiscal year ending March 31, 2021, which was announced on August 5, 2020.

Exhibit 3:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on November 6, 2020, resolved to make a distribution of surplus (quarterly dividends), the record date of which is September 30, 2020, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2021.

Exhibit 4:

Honda Motor Co., Ltd (“the Company”) hereby announces that the Executive Council has resolved the transfer of specified subsidiaries at its meeting on October 28, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 9, 2020

November 6, 2020

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND

THE FISCAL FIRST HALF YEAR ENDED SEPTEMBER 30, 2020

Tokyo, November 6, 2020 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the fiscal first half year ended September 30, 2020.

First Half Year Results

The global economy, which had slowed down due to the spread of coronavirus disease 2019 (COVID-19), has been on a recovery track for the three months ended September 30, 2020. However, it has still affected Honda’s consolidated financial results for the six months ended September 30, 2020.

Resulting from travel restriction measures by government, Honda’s production bases in Japan and overseas were also affected by suspended or reduced production mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers in Japan and overseas were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. As of the date of this report, Honda has been gradually resuming its business activities and the impact of the above has been decreasing.

Honda’s consolidated sales revenue for the six months ended September 30, 2020 decreased by 25.2%, to JPY 5,775.1 billion from the same period last year, due mainly to decreased sales revenue in all business operations. Operating profit decreased by 64.2%, to JPY 169.2 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix, which was partially offset by decreased selling, general and administrative expenses. Profit before income taxes decreased by 53.0%, to JPY 272.2 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 56.6%, to JPY 160.0 billion from the same period last year.

Earnings per share attributable to owners of the parent for the period amounted to JPY 92.7, a decrease of JPY 116.93 from the corresponding period last year. One Honda American Depository Share represents one common share.

Second Quarter Results

Consolidated sales revenue for the three months ended September 30, 2020 decreased by 2.1%, to JPY 3,651.3 billion from the same period last year, due mainly to decreased sales revenue in Automobile business as well as negative foreign currency translation effects, which was partially offset by increased sales revenue in Financial services business operations. Operating profit increased by 28.5%, to JPY 282.9 billion from the same period last year, due mainly to decreased selling, general and administrative expenses, which was partially offset by a decrease in profit attributable to decreased sales revenue and model mix. Profit before income taxes increased by 19.4%, to JPY 345.7 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 22.6%, to JPY 240.9 billion from the same period last year.

Earnings per share attributable to owners of the parent for the period amounted to JPY 139.53, an increase of JPY 27.83 from the corresponding period last year.

Consolidated Statements of Financial Position for the Fiscal First Half Year Ended September 30, 2020

Total assets increased by JPY 35.7 billion, to JPY 20,497.1 billion from March 31, 2020 due mainly to increased cash and cash equivalents, which was partially offset by decreased foreign currency translation effects. Total liabilities increased by JPY 27.7 billion, to JPY 12,203.2 billion from March 31, 2020 due mainly to increased financing liabilities, which was partially offset by decreased foreign currency translation effects. Total equity increased by JPY 7.9 billion, to JPY 8,293.9 billion from March 31, 2020 due mainly to increased retained earnings attributable to profit for the period, which was partially offset by decreased foreign currency translation effects.

Consolidated Statements of Cash Flows for the Fiscal First Half Year Ended September 30, 2020

Consolidated cash and cash equivalents on September 30, 2020 increased by JPY 292.9 billion from March 31, 2020, to JPY 2,965.3 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to JPY 501.8 billion of cash inflows. Cash inflows from operating activities increased by JPY 91.9 billion from the same period last year, due mainly to decreased payments for parts and raw materials, which was partially offset by decreased cash received from customers.

Net cash used in investing activities amounted to JPY 303.2 billion of cash outflows. Cash outflows from investing activities decreased by JPY 72.3 billion from the same period last year, due mainly to a decrease in payments for acquisitions of other financial assets as well as for additions to property, plant and equipment.

Net cash provided by financing activities amounted to JPY 124.1 billion of cash inflows. Cash inflows from financing activities increased by JPY 258.3 billion from the same period last year, due mainly to increased proceeds from financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2021

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2021, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2021

	Yen (billions)	Changes from FY 2020
Sales revenue	13,050.0	- 12.6%
Operating profit	420.0	- 33.7%
Profit before income taxes	660.0	- 16.4%
Profit for the year	425.0	- 16.7%
Profit for the year attributable to owners of the parent	390.0	- 14.4%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	225.87

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 106 for the full year ending March 31, 2021.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2021 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	- 400.6
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 77.0
SG&A expenses	+ 181.0
R&D expenses	- 3.0
Currency effect	- 68.0

Operating profit compared with fiscal year ended March 31, 2020	- 213.6

Share of profit of investments accounted for using the equity method	+ 60.7
Finance income and finance costs	+ 22.9

Profit before income taxes compared with fiscal year ended March 31, 2020	- 129.9

Dividend per Share of Common Stock

Fiscal second quarter dividend is JPY 19 per share of common stock. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2021, is JPY 68 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[1] Condensed Consolidated Statements of Financial Position

March 31, 2020 and September 30, 2020

	Yen (millions)
	Mar. 31, 2020	Sep. 30, 2020
Assets
Current assets:
Cash and cash equivalents	2,672,353	2,965,334
Trade receivables	633,909	687,819
Receivables from financial services	1,878,358	1,657,479
Other financial assets	190,053	84,851
Inventories	1,560,568	1,509,539
Other current assets	365,769	314,314

Total current assets	7,301,010	7,219,336

Non-current assets:
Investments accounted for using the equity method	655,475	742,411
Receivables from financial services	3,282,807	3,335,679
Other financial assets	441,724	552,548
Equipment on operating leases	4,626,063	4,617,641
Property, plant and equipment	3,051,704	2,941,425
Intangible assets	760,434	790,660
Deferred tax assets	132,553	80,184
Other non-current assets	209,695	217,289

Total non-current assets	13,160,455	13,277,837

Total assets	20,461,465	20,497,173

Liabilities and Equity
Current liabilities:
Trade payables	958,469	981,681
Financing liabilities	3,248,457	3,117,968
Accrued expenses	449,716	390,999
Other financial liabilities	209,065	198,113
Income taxes payable	43,759	42,642
Provisions	287,175	280,822
Other current liabilities	593,447	558,345

Total current liabilities	5,790,088	5,570,570

Non-current liabilities:
Financing liabilities	4,221,229	4,521,631
Other financial liabilities	303,570	286,409
Retirement benefit liabilities	578,909	600,544
Provisions	238,439	209,625
Deferred tax liabilities	698,868	670,193
Other non-current liabilities	344,339	344,232

Total non-current liabilities	6,385,354	6,632,634

Total liabilities	12,175,442	12,203,204

Equity:
Common stock	86,067	86,067
Capital surplus	171,823	171,918
Treasury stock	(273,940)	(273,818)
Retained earnings	8,142,948	8,235,636
Other components of equity	(114,639)	(177,354)

Equity attributable to owners of the parent	8,012,259	8,042,449
Non-controlling interests	273,764	251,520

Total equity	8,286,023	8,293,969

Total liabilities and equity	20,461,465	20,497,173

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the six months ended September 30, 2019 and 2020

	Yen (millions)
	Six months ended Sep. 30, 2019	Six months ended Sep. 30, 2020
Sales revenue	7,725,356	5,775,144
Operating costs and expenses:
Cost of sales	(6,123,574)	(4,653,557)
Selling, general and administrative	(783,943)	(623,192)
Research and development	(345,234)	(329,130)

Total operating costs and expenses	(7,252,751)	(5,605,879)

Operating profit	472,605	169,265

Share of profit of investments accounted for using the equity method	108,179	102,296
Finance income and finance costs:
Interest income	26,260	8,877
Interest expense	(7,595)	(6,549)
Other, net	(20,014)	(1,605)

Total finance income and finance costs	(1,349)	723

Profit before income taxes	579,435	272,284
Income tax expense	(179,670)	(99,715)

Profit for the period	399,765	172,569

Profit for the period attributable to:
Owners of the parent	368,856	160,051
Non-controlling interests	30,909	12,518

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	209.63	92.70

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2019 and 2020

	Yen (millions)
	Six months ended Sep. 30, 2019	Six months ended Sep. 30, 2020
Profit for the period	399,765	172,569
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(4,693)	18,246
Share of other comprehensive income of investments accounted for using the equity method	(604)	(427)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	164	114
Exchange differences on translating foreign operations	(167,710)	(77,590)
Share of other comprehensive income of investments accounted for using the equity method	(31,571)	475

Total other comprehensive income, net of tax	(204,414)	(59,182)

Comprehensive income for the period	195,351	113,387

Comprehensive income for the period attributable to:
Owners of the parent	173,092	97,336
Non-controlling interests	22,259	16,051

Condensed Consolidated Statements of Income

For the three months ended September 30, 2019 and 2020

	Yen (millions)
	Three months ended Sep. 30, 2019	Three months ended Sep. 30, 2020
Sales revenue	3,729,103	3,651,369
Operating costs and expenses:
Cost of sales	(2,957,091)	(2,884,258)
Selling, general and administrative	(376,494)	(317,939)
Research and development	(175,382)	(166,216)

Total operating costs and expenses	(3,508,967)	(3,368,413)

Operating profit	220,136	282,956

Share of profit of investments accounted for using the equity method	63,949	62,302
Finance income and finance costs:
Interest income	12,065	4,282
Interest expense	(4,000)	(4,716)
Other, net	(2,526)	893

Total finance income and finance costs	5,539	459

Profit before income taxes	289,624	345,717
Income tax expense	(79,451)	(93,169)

Profit for the period	210,173	252,548

Profit for the period attributable to:
Owners of the parent	196,554	240,922
Non-controlling interests	13,619	11,626

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	111.70	139.53

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2019 and 2020

	Yen (millions)
	Three months ended Sep. 30, 2019	Three months ended Sep. 30, 2020
Profit for the period	210,173	252,548
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	1,655	14,037
Share of other comprehensive income of investments accounted for using the equity method	221	(956)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	54	58
Exchange differences on translating foreign operations	(38,492)	(86,409)
Share of other comprehensive income of investments accounted for using the equity method	(17,312)	5,668

Total other comprehensive income, net of tax	(53,874)	(67,602)

Comprehensive income for the period	156,299	184,946

Comprehensive income for the period attributable to:
Owners of the parent	144,815	177,103
Non-controlling interests	11,484	7,843

[3] Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2019

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2019	86,067	171,460	(177,827)	7,973,637	214,383	8,267,720	298,070	8,565,790

Comprehensive income for the period
Profit for the period				368,856		368,856	30,909	399,765
Other comprehensive income, net of tax					(195,764)	(195,764)	(8,650)	(204,414)

Total comprehensive income for the period				368,856	(195,764)	173,092	22,259	195,351
Reclassification to retained earnings				146	(146)	—		—
Transactions with owners and other
Dividends paid				(98,575)		(98,575)	(51,155)	(149,730)
Purchases of treasury stock			(4)			(4)		(4)
Disposal of treasury stock			79			79		79
Share-based payment transactions		204				204		204

Total transactions with owners and other		204	75	(98,575)		(98,296)	(51,155)	(149,451)

Other changes				(1,493)		(1,493)		(1,493)

Balance as of September 30, 2019	86,067	171,664	(177,752)	8,242,571	18,473	8,341,023	269,174	8,610,197

For the six months ended September 30, 2020
	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2020	86,067	171,823	(273,940)	8,142,948	(114,639)	8,012,259	273,764	8,286,023

Comprehensive income for the period
Profit for the period				160,051		160,051	12,518	172,569
Other comprehensive income, net of tax					(62,715)	(62,715)	3,533	(59,182)

Total comprehensive income for the period				160,051	(62,715)	97,336	16,051	113,387
Transactions with owners and other
Dividends paid				(67,363)		(67,363)	(40,546)	(107,909)
Purchases of treasury stock			(2)			(2)		(2)
Disposal of treasury stock			124			124		124
Share-based payment transactions		95				95		95
Equity transactions and others							2,251	2,251

Total transactions with owners and other		95	122	(67,363)		(67,146)	(38,295)	(105,441)

Balance as of September 30, 2020	86,067	171,918	(273,818)	8,235,636	(177,354)	8,042,449	251,520	8,293,969

[4] Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2019 and 2020

	Yen (millions)
	Six months ended Sep. 30, 2019	Six months ended Sep. 30, 2020
Cash flows from operating activities:
Profit before income taxes	579,435	272,284
Depreciation, amortization and impairment losses excluding equipment on operating leases	327,903	294,284
Share of profit of investments accounted for using the equity method	(108,179)	(102,296)
Finance income and finance costs, net	(37,602)	34,301
Interest income and interest costs from financial services, net	(64,586)	(63,235)
Changes in assets and liabilities
Trade receivables	72,277	(47,843)
Inventories	(102,759)	32,367
Trade payables	(78,278)	63,257
Accrued expenses	(58,310)	(58,255)
Provisions and retirement benefit liabilities	(26,074)	5,204
Receivables from financial services	47,293	83,385
Equipment on operating leases	(173,982)	(65,320)
Other assets and liabilities	(12,447)	(72,394)
Other, net	(550)	164
Dividends received	85,621	115,444
Interest received	145,241	118,369
Interest paid	(78,768)	(60,381)
Income taxes paid, net of refunds	(106,284)	(47,446)

Net cash provided by operating activities	409,951	501,889
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(153,354)	(141,869)
Payments for additions to and internally developed intangible assets	(111,292)	(111,093)
Proceeds from sales of property, plant and equipment and intangible assets	8,668	4,739
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	(3,047)	2,230
Payments for acquisitions of investments accounted for using the equity method	(2,401)	(2,450)
Payments for acquisitions of other financial assets	(197,620)	(135,492)
Proceeds from sales and redemptions of other financial assets	84,874	80,690
Other, net	(1,404)	—

Net cash used in investing activities	(375,576)	(303,245)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	4,123,201	4,809,435
Repayments of short-term financing liabilities	(4,268,863)	(4,764,780)
Proceeds from long-term financing liabilities	967,835	1,111,588
Repayments of long-term financing liabilities	(785,267)	(907,621)
Dividends paid to owners of the parent	(98,575)	(67,363)
Dividends paid to non-controlling interests	(36,377)	(26,610)
Purchases and sales of treasury stock, net	75	122
Repayments of lease liabilities	(36,255)	(30,083)
Other, net	—	(553)

Net cash provided by (used in) financing activities	(134,226)	124,135
Effect of exchange rate changes on cash and cash equivalents	(59,303)	(29,798)

Net change in cash and cash equivalents	(159,154)	292,981
Cash and cash equivalents at beginning of year	2,494,121	2,672,353

Cash and cash equivalents at end of period	2,334,967	2,965,334

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the six months ended September 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,055,543	5,167,970	1,345,634	156,209	7,725,356	—	7,725,356
Intersegment	—	113,050	7,156	10,846	131,052	(131,052)	—

Total	1,055,543	5,281,020	1,352,790	167,055	7,856,408	(131,052)	7,725,356

Segment profit (loss)	147,655	195,293	132,162	(2,505)	472,605	—	472,605

Segment assets	1,473,282	7,903,911	10,131,384	336,266	19,844,843	476,146	20,320,989
Depreciation and amortization	32,563	283,570	406,833	7,146	730,112	—	730,112
Capital expenditures	30,698	207,122	1,193,874	7,190	1,438,884	—	1,438,884
As of and for the six months ended September 30, 2020
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	767,316	3,622,538	1,239,092	146,198	5,775,144	—	5,775,144
Intersegment	—	100,284	6,423	8,836	115,543	(115,543)	—

Total	767,316	3,722,822	1,245,515	155,034	5,890,687	(115,543)	5,775,144

Segment profit (loss)	79,664	(70,503)	164,866	(4,762)	169,265	—	169,265

Segment assets	1,424,352	7,706,715	10,234,914	348,192	19,714,173	783,000	20,497,173
Depreciation and amortization	34,360	249,667	412,027	7,599	703,653	—	703,653
Capital expenditures	18,925	210,914	965,857	4,501	1,200,197	—	1,200,197

For the three months ended September 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	522,525	2,473,492	657,233	75,853	3,729,103	—	3,729,103
Intersegment	—	57,388	3,532	5,958	66,878	(66,878)	—

Total	522,525	2,530,880	660,765	81,811	3,795,981	(66,878)	3,729,103

Segment profit (loss)	77,782	74,918	66,380	1,056	220,136	—	220,136

For the three months ended September 30, 2020
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	493,094	2,412,615	663,258	82,402	3,651,369	—	3,651,369
Intersegment	—	54,484	3,255	4,395	62,134	(62,134)	—

Total	493,094	2,467,099	666,513	86,797	3,713,503	(62,134)	3,651,369

Segment profit (loss)	68,462	125,385	93,298	(4,189)	282,956	—	282,956

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2019 and 2020 amounted to JPY 751,369 million and JPY 1,038,671 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the six months ended September 30, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,212,399	4,184,239	291,376	1,677,663	359,679	7,725,356	—	7,725,356
Inter-geographic areas	1,080,995	197,596	101,358	339,309	3,650	1,722,908	(1,722,908)	—

Total	2,293,394	4,381,835	392,734	2,016,972	363,329	9,448,264	(1,722,908)	7,725,356

Operating profit (loss)	81,200	178,981	9,803	186,278	8,425	464,687	7,918	472,605

Assets	4,731,555	11,201,065	618,461	2,972,541	589,213	20,112,835	208,154	20,320,989
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	2,969,630	4,712,010	90,759	664,300	127,616	8,564,315	—	8,564,315
As of and for the six months ended September 30, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,000,257	3,131,740	236,291	1,231,944	174,912	5,775,144	—	5,775,144
Inter-geographic areas	671,172	171,326	62,830	193,489	2,622	1,101,439	(1,101,439)	—

Total	1,671,429	3,303,066	299,121	1,425,433	177,534	6,876,583	(1,101,439)	5,775,144

Operating profit (loss)	(75,077)	119,316	11,238	90,937	2,074	148,488	20,777	169,265

Assets	4,728,606	11,296,663	651,703	2,948,224	458,061	20,083,257	413,916	20,497,173
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,027,858	4,659,373	59,496	645,196	106,292	8,498,215	—	8,498,215

For the three months ended September 30, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	618,099	1,971,113	135,984	833,561	170,346	3,729,103	—	3,729,103
Inter-geographic areas	524,540	94,677	50,520	164,146	1,707	835,590	(835,590)	—

Total	1,142,639	2,065,790	186,504	997,707	172,053	4,564,693	(835,590)	3,729,103

Operating profit (loss)	44,528	76,280	7,203	88,317	(54)	216,274	3,862	220,136

For the three months ended September 30, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	528,807	2,070,051	145,663	787,627	119,221	3,651,369	—	3,651,369
Inter-geographic areas	375,442	92,510	48,721	103,815	2,098	622,586	(622,586)	—

Total	904,249	2,162,561	194,384	891,442	121,319	4,273,955	(622,586)	3,651,369

Operating profit (loss)	(13,143)	197,202	6,384	67,634	7,650	265,727	17,229	282,956

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2019 and 2020 amounted to JPY 751,369 million and JPY 1,038,671 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[Translation]

November 6, 2020

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning Revision of Forecast for Consolidated Financial Results

for the Fiscal Year Ending March 31, 2021

Honda Motor Co., Ltd. (the “Company”) revises its forecast for consolidated financial results for the fiscal year ending March 31, 2021, which was announced on August 5, 2020.

Particulars

Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2021

	Sales revenue (Million Yen)	Operating profit (Million Yen)	Profit before income taxes (Million Yen)	Profit for the year (Million Yen)	Profit for the year attributable to owners of the parent (Million Yen)	Basic earnings per share attributable to owners of the parent (Yen)
Forecast previously announced on August 5, 2020 (A)	12,800,000	200,000	365,000	195,000	165,000	95.56
Forecast revision as of November 6, 2020 (B)	13,050,000	420,000	660,000	425,000	390,000	225.87
Change (B-A)	250,000	220,000	295,000	230,000	225,000
Percentage change (%)	2.0	110.0	80.8	117.9	136.4
(Reference) Results of the fiscal year ended March 31, 2020	14,931,009	633,637	789,918	509,932	455,746	260.13

Reason for Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2021 which was announced on August 5, 2020

Although the duration of the spread of coronavirus disease 2019 (COVID-19), market trends, and economic trends remain uncertain, the economic slowdown is recovering faster than expected.

The Company upwardly revises its forecast for operating profit for the fiscal year ending March 31, 2021, which was announced on August 5, 2020, mainly due to a decrease in SG&A expenses. The Company also upwardly revises its forecast for profit before income taxes, profit for the year, and profit for the year attributable to owners of the parent for the fiscal year ending March 31, 2021, which were announced on August 5, 2020, mainly due to increased share of profit of investments accounted for using the equity method.

*	Basic earnings per share attributable to owners of the parent is calculated based on profit for the year attributable to owners of the parent.

*

These forecasts for consolidated and unconsolidated financial results of the Company are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

*	For more details, please refer to the Company’s investor relations website

(URL https://world.honda.com/investors/).

[Translation]

November 6, 2020

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus (Quarterly Dividends)

and Revision of Dividend Forecast for the Fiscal Year Ending March 31, 2021

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on November 6, 2020, resolved to make a distribution of surplus (quarterly dividends), the record date of which is September 30, 2020, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2021 as follows:

Particulars

1. Details of Distribution of Surplus (Quarterly Dividends)

	Resolution	Previous Dividends Forecast (Announced on August 5, 2020)	Dividends Paid for the Second Quarter in Fiscal 2020
Record Date	September 30, 2020	September 30, 2020	September 30, 2019
Dividends per Share of Common Stock (yen)	19	11	28
Total Amount of Dividends (million yen)	32,818	—	49,287
Effective Date	December 2, 2020	—	November 29, 2019
Source of Funds for Dividends	Retained Earnings	—	Retained Earnings

2. Details of the Revised Dividend Payments

	Dividends per Share (yen)
Record Date	End of First Quarter	End of Second Quarter	End of Third Quarter	Fiscal Year-end	Total
Latest Dividend Forecast (Announced on August 5, 2020)	—	—	11	11	44
Projected Dividends	—	—	19	19	68
Dividends Paid in Fiscal 2021	11	19	—	—	—
Dividends Paid in Fiscal 2020	28	28	28	28	112

3. Basis of the Distribution of Surplus

The Company considers the redistribution of profits to its shareholders to be one of its most important management issues, and makes distributions after taking into account, among others, its retained earnings for future growth and consolidated earnings performance based on a long-term perspective. The Company resolved that a second quarter dividend payment of ¥19 per share of common stock is to be paid considering its forecast for consolidated financial results for the fiscal year ending March 31, 2021. The Company also revised the amount of the projected dividend per share of common stock for the year ending March 31, 2021 that was announced on August 5, 2020.

[Translation]

November 9, 2020

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Regarding Change in Specified Subsidiaries

Honda Motor Co., Ltd (“the Company”) hereby announces that the Executive Council has resolved the transfer of specified subsidiaries at its meeting on October 28, 2020.

1. Reason for change

The Company’s specified subsidiaries, Honda Manufacturing of Alabama, LLC, Honda Manufacturing of Indiana, LLC and Honda Transmission Manufacturing of America, Inc. will cease to be specified subsidiaries of the Company as a result of their merger with the Company’s specified subsidiary, Honda Development and Manufacturing of America, LLC. (Effective April 1, 2021, Honda of America Manufacturing, Inc. will change its name.)

2. Outline of specified subsidiaries

a. Honda Manufacturing of Alabama, LLC

(1) Company name	Honda Manufacturing of Alabama, LLC
(2) Registered office	1800 Honda Drive Lincoln, Alabama 35096
(3) Name of representative	Tetsuya Endo
(4) Description of business	Automobile business (production)
(5) Capital	US$ 400 million

b. Honda Manufacturing of Indiana, LLC

(1) Company name	Honda Manufacturing of Indiana, LLC
(2) Registered office	2755 North Michigan Avenue Greensburg, Indiana 47240
(3) Name of representative	Yoshiyuki Nakazawa
(4) Description of business	Automobile business (production)
(5) Capital	US$ 200 million

c. Honda Transmission Manufacturing of America, Inc.

(1) Company name	Honda Transmission Manufacturing of America, Inc.
(2) Registered office	6964 State Route 235 North Russells Point, Ohio 43348
(3) Name of representative	Takao Suzuki
(4) Description of business	Automobile business (production)
(5) Capital	US$ 42 million

3. Number of voting rights and ownership ratio held by the Company before and after the change

a. Honda Manufacturing of Alabama, LLC.

(1) Number of voting rights before the change	400,000 voting rights (of which 400,000 voting rights owned indirectly) (voting rights ownership ratio: 100.0%)
(2) Number of voting rights after the change	0 voting rights

b. Honda Manufacturing of Indiana, LLC

(1) Number of voting rights before the change	200,000 voting rights (of which 200,000 voting rights owned indirectly) (voting rights ownership ratio: 100.0%)
(2) Number of voting rights after the change	0 voting rights

c. Honda Transmission Manufacturing of America, Inc.

(1) Number of voting rights before the change	4,238 voting rights (of which 4,238 voting rights owned indirectly) (voting rights ownership ratio: 100.0%)
(2) Number of voting rights after the change	0 voting rights

4. Schedule

(1) Date of change	April 1, 2021 (planned)

—End—